

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2019

Tijin Song
Chief Executive Officer
China VTV Ltd
New Times Centre
393 Jaffe Road, Suite 17A
Wan Chai, Hong Kong

> **Re: China VTV Ltd**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed July 24, 2019**
> **File No. 333-203754**

Dear Mr. Song:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc:     Huan Lou, Esq.